Exhibit 99.1

March 19, 2020

CONSENT OF THE KAFAFIAN GROUP, INC.

We hereby consent to the inclusion of our fairness opinion as Annex B to the Joint Proxy Statement/Prospectus forming part of the Registration Statement on Form S-4 relating to the proposed merger of Upstate New York Bancorp, Inc. and its wholly owned subsidiary USNY Bank with and into Norwood Financial Corp. and Norwood Financial Corp.’s wholly owned bank subsidiary, Wayne Bank and to the references to such opinion and our firm’s name in such Joint Proxy Statement/Prospectus. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

The Kafafian Group, Inc.